June 28, 2021

VIA EDGAR

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Withdrawal of Request for Acceleration

Babcock & Wilcox Enterprises, Inc.
Registration Statement on Form S-3
File No. 333-257262

Dear Ms. Purnell:

On June 28, 2021, Babcock & Wilcox Enterprises, Inc. (the “Company”) submitted correspondence to the staff of the Securities and Exchange Commission (the “Staff”) to request, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on June 28, 2021, or as soon thereafter as practicable. The Company hereby respectfully requests that the Staff withdraw such request.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (330) 860-6205 or by email at jjdziewisz@babcock.com

Very truly yours,

/s/ John J. Dziewisz
John J. Dziewisz
Sr. Vice President & Corporate Secretary

Babcock & Wilcox Enterprises, Inc.	www.babcock.com

1200 E Market Street | Suite 650
Akron, OH 44305 | USA
Phone: +1 330.753.4511